September 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Pamela Long

Re:	Momentive Performance Materials Inc.
Application for Qualification of Indenture on Form T-3
Originally Filed on August 22, 2014
File No. 022-28998

Momentive Performance Materials Inc.
Application for Qualification of Indenture on Form T-3
Originally Filed on August 22, 2014
File No. 022-28999

Dear Ms. Long:

Pursuant to Section 307 of the Trust Indenture Act of 1939, as amended, and the rules promulgated thereunder, Momentive Performance Materials Inc. (the “Company”) hereby respectfully requests that the effectiveness of the (i) the Application for Qualification of Indenture on Form T-3 filed on August 22, 2014 (File No. 022-28998) (as amended to date, the “First-Priority Form T-3”) and (ii) the Application for Qualification of Indenture on Form T-3 filed on August 22, 2014 (File No. 022-28999) (as amended to date, the “Second-Priority Form T-3” and, collectively with the First-Priority Form T-3, the “Forms T-3”) be accelerated to become effective on Friday, September 26, 2014 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. We request that we be notified of such effectiveness of the Forms T-3 by a telephone call to Cristopher Greer of Willkie Farr & Gallagher LLP at (212) 728 – 8214 and that such effectiveness of the Forms T-3 also be confirmed in writing.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

MOMENTIVE PERFORMANCE MATERIALS INC.

By:	/s/ Douglas A. Johns
	Name:	Douglas A. Johns
	Title:	Executive Vice President, General Counsel & Secretary

cc:	Cristopher Greer, Willkie Farr & Gallagher LLP